Contact

www.linkedin.com/in/kurt-brendlinger-58411219 (LinkedIn)

Top Skills

Advertising
Asset Management
Asset Managment

Kurt Brendlinger

COO of Freebird Rides
Los Angeles, California, United States

Summary

Kurt Brendlinger has a unique and diverse background ranging from founding and operating multi-million dollar media companies to co-managing an $800 million dollar investment fund focused on the media, telecommunications, Internet, and entertainment sectors. His 30 year career in the space has included three public entities and over $250 million dollar capital raised for companies he has founded.

From 2004 to present, Brendlinger is the managing partner and co-founder of Santa Monica Capital Partners, LLC, an entrepreneurial merchant bank, where he is responsible for operations, corporate and business development, strategy, capital raising, and seeking investment opportunities. As part of the operating model, Brendlinger will typically take an active management role in the portfolio companies the firm creates and initially funds.

Experience

Freebird Rides

7 years 4 months

Founder/COO
December 2023 - Present (1 month)
United States

Founder/CEO
September 2016 - December 2023 (7 years 4 months)
Venice, CA

Freebird Rides operates a national platform that provides consumers rewards and cash back whenever booking an Uber/Lyft ride. Businesses (in particular bars and restaurants) use Freebird Rides to acquire customers by reimbursing an Uber ride up to a cap the business sets only for customers who dine and drink at the establishment. The consumer feels like a VIP, becomes a more loyal customer and can have worry free fun with no drinking and driving. Freebird has done over 4 million rides and collected over 2 billion data insights on our customers.

Santa monica capital
Partner
2004 - Present (19 years)

Portfolio companies include:

Biggestloserclub.com: 2013 – Present - Brendlinger is the CEO/COO of Biggestloserclub.com, an online weight loss business based on the NBC television show. He managed the negotiation of the license, the closing of the financing, development of several new digital products, and oversees all operational aspects of the company that include digital marketing, new product initiatives and builds, financings, HR, strategy, and business model formation.

Game Play Network, Inc: 2012 – Present – Brendlinger has served as a board member and strategic advisor to the first legal mobile gambling company in the US. He has assisted the company on strategy, financing, recruiting, and media company partnerships.

Biggest Loser Resorts: 2010 – 2013 - Brendlinger managed the negotiation and closing of a 20 year license with NBC to own and operate residential weight loss business with four locations in the US. He serves as a board member currently.

ProElite, Inc.: 2005 – 2009 – Brendlinger co-founded a professional MMA (mixed martial arts league), secured the financing of $55 million dollars from institutional investors and CBS Corporation, and negotiated the multi-year distribution license with Showtime Networks. Brendlinger served on the board of the public company.

NURX Pharmaceuticals, Inc: 2008 – 2010 – Brendlinger was the Chairman of the Board, board member and co-founder of the public company in the drug development space. The company's focus was on the rexinoid and retinoid drug development and was established after the successful acquisition of over 600 oncology patents from Allergan Pharmaceuticals.

Santa Monica Media Corp: 2006-2009 – Brendlinger was the CFO and co-founder of a $100 million dollar special purpose acquisition company focused on the acquisition of a company in the media, entertainment, telecommunications, and Internet space. The company's IPO was led by Citibank.

Rainmakers, Inc.
CEO
2002 - 2004 (2 years)

Brendlinger was Chief Executive Officer and President of Rainmakers, Inc., an Internet marketing services company for the entertainment industry. Rainmakers had service agreements with Sony Pictures, Revolution Studios, 20th Century Fox, DreamWorks, Walden/AFG, and Initial Entertainment. The company was sold in 2004.

AFA Management Partners
Co Founder
1997 - 2002 (5 years)

Brendlinger was co-founder and partner in AFA Management Partners, an asset management firm and hedge fund managing $800 million in assets in the telecommunications, Internet, media and entertainment sectors.

Slam Dunk Productions
Co Founder
1992 - 1997 (5 years)

Brendlinger co-founded Slam Dunk Productions with television personality JD Roth producing over 75 episodes of television series for the NBC network, TNT, The Disney Channel and national syndication.

Stone Stanley Entertainment
Executive In Charge
1988 - 1992 (4 years)

Brendlinger was executive in charge of production for Stone Stanley Productions. His credits include over 350 episodes of programming for distributors including Warner Brothers Television, Telepictures, USA Network, Disney Channel and the Fox Network.

Freewheelin' Films
Line Producer
1985 - 1988 (3 years)

Brendlinger was a line producer for Freewheelin' Films, a sports TV production company with clients including NBC Sports, Gallo Winery, Chrysler Motors, Anheuser-Busch and the Los Angeles Times. Brendlinger graduated from UCLA film school in 1985.

Education

UCLA

Bachelor's degree, Motion Pictures and Television · (1980 - 1985)